Exhibit 99.1

ABN 82 010 975 612
2806 Ipswich Road Darra Queensland 4076 Australia Telephone: + 61 7 3273 9133 Facsimile: + 61 7 3375 1168 www.progen-pharma.com

Market Announcements Office

Australian Securities Exchange

20 Bridge Street

Sydney, NSW 2000

5 June 2013

Dear Sir / Madam

Form 605 — Notice of ceasing to be a substantial holder

The Board of Directors of Progen Pharmaceuticals Ltd (ASX: PGL, OTC: PGLA) (“Company”) hereby lodges a Form 605 on behalf of its substantial shareholders. The change of interest is due to the substantial shareholders ceasing to be associates of each other.

Please find attached the Form 605.

Best regards,

Blair Lucas

Company Secretary

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer.  Progen has built a focus and strength in anti-cancer drug discovery and development.  www.progen-pharma.com

For more information:

Blair Lucas

Company Secretary

+61 7 3273 9133

+61 403 358 638

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88,  PG545, and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.

605 page 1/2 15 July 2001 Form 605 Corporations Act 2001 Section 671B Notice of ceasing to be a substantial holder To Company Name/Scheme Progen Pharmaceuticals Limited ACN/ARSN 010975612 1. Details of substantial holder(1) Name Tzu Liang Huang and Tzu Liang Huang CCH Investment Corp. ACN/ARSN (if applicable) The holder ceased to be a substantial holder on 11/05/2013 The previous notice was given to the company on 14/07/2009 The previous notice was dated 14/07/2009 2. Changes in relevant interests Particulars of each change in, or change in the nature of, a relevant interest(2) of the substantial holder or an associate(3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows: Date of change Person whose relevant interest changed Nature of change(4) Consideration given in relation to change(5) Class(6) and number of securities affected Person’s votes affected 11 May 2013 Tzu Liang Huang Tzu Liang Huang ceased to be associated with CCH Investment Corp. because of sold out of his shares of the company 3. Changes in association The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association(7) with, the substantial holder in relation to voting interests in the company or scheme are as follows: Name and ACN/ARSN (if applicable) Nature of association Tzu Liang Huang Tzu Liang Huang resigned from the Chairman of CCH Investment Corp. and therefore ceased to be associated with the firm because of sold out of his shares of the company 4. Addresses The addresses of persons named in this form are as follows: Name Address Tzu Liang Huang 25F.No.66 Sec.1, Chung-Hsiao W. Road.Taipei, Taiwan R.O.C Signature Print Name Tzu Liang Huang Capacity Shareholder Sign Date